UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2011

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 21ST, 2011	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: November 16, 2011	By:	/s/ Lior Shemesh
	Name:	Lior Shemesh
	Title:	CFO

EXHIBIT 1

ALVARION LTD.
21A Habarzel Street
Tel Aviv 69710, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 21st, 2011

To the Shareholders of Alvarion Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (the "Company"), will be held on December 21st, 2011 at 3:00 p.m., local time, at the principal executive offices of the Company at the above address. (The telephone number at that address is +972-3-767.4333.)

The following matters are on the agenda for the Meeting:

(4)	the election of Ms. Tali Aben to our Board of Directors;

(5)
the approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors;

(6)	the approval of certain amendments to the Articles of Association of the Company to ensure, among other matters, its compliance with recent amendments to Israeli law; and

(7)
the approval of an amendment to the indemnification agreement of each of the Company's office holders (including directors), addressing recent legislation giving the Israeli Securities Authority the right to conduct administrative proceedings against, and impose fines on, such officer holders.

Record Date

Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company at the close of business on November 30th, 2011 (the "Record Date") will be entitled to vote at the Meeting and any postponements or adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting in the General Meeting), 2000, if a shareholder holds shares through a TASE Member (as defined below) and the shares are registered in the name of such TASE Member on the books of the Company's registration company, the shareholder may provide to the Company, prior to the Meeting, a certification confirming his ownership of the shares on the Record Date.  Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request shall have been submitted with respect to a specific securities account.

All shareholders of record on the Record Date are cordially invited to attend and vote at the Meeting in person or by proxy, pursuant to the Company's Articles of Association.  Shareholders may send proxy cards to the Company such that they will be received by the Company no later than two hours prior to the time set for the Meeting on December 21st, 2011.

Vote Required

The vote required for the approval of the proposals (1), (2), (3) and (4) above is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voted on the proposals.

Review of Documents

A copy of the Proxy Statement will be available as of the Record Date on the following websites: http://www.alvarion.com/, http://www.sec.gov/, http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il (the "Distribution Sites").

Each member of The Tel-Aviv Stock Exchange Ltd. (a "TASE Member") shall e-mail, upon request and without charge, a link to the Distribution Sites to each shareholder who is not listed in the Company's shareholder register and whose shares are held through the TASE Member; provided that each shareholder's request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date.

By Order of the Board of Directors, AMNON YACOBY Chairman of the Board of Directors